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                             March 2, 2022

       Michael Forbes
       Chief Executive Officer
       Adastra Holdings Ltd.
       5451 - 275 Street
       Langley, British Columbia V4W 3X8
       Canada

                                                        Re: Adastra Holdings
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form 20-F
                                                            Filed February 18,
2022
                                                            File No. 000-56365

       Dear Mr. Forbes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2022 letter.

       Amendment No. 2 to Form 20F Filed on February 18, 2022

       Risk Factors
       Doing business in the cannabis industry leaves our company subject to possible regulatory risks., page 4

   1.                                                   We note your response
to prior comment 1 and that you are    in the process of assessing
                                                        the impact of any
government regulations in relation to psychedelics on [your] business."
                                                        Please expand your
discussion in the Information on the Company section to describe the governmental
regulations applicable to psychedelics and their material effects, including, but not limited to,
whether psychedelics are controlled substances in Canada; whether your business plan
depends on the occurrence of regulatory changes in your target
 Michael Forbes
Adastra Holdings Ltd.
March 2, 2022
Page 2
      markets; and whether Health Canada has approved a psychedelic as a drug for any indication and whether it is illegal to possess without a prescription. If you do not believe this information is material to an understanding of your business, please tell us why.
      Refer to Item 4.B.8 of Form 20-F.
2. Given the current status of your license application and your ongoing assessment of the effects of government regulation on psychedelics, please expand your disclosure to clarify that there is no guarantee that you will obtain a dealers license to possess and formulate psychedelics, and that even if you do, there are uncertainties with respect to how government regulations will impact your ability to conduct your business with respect to psychedelics.
We rely on physicians and other healthcare professionals, page 9

3. We note your response to our prior comment 2. Please revise your disclosure in the
      Information on the Company section on page 15 to discuss in greater detail the operations of PerceiveMD. Your disclosure should include, but not limited to, a description of the nature of your operations and principal activities, stating the main categories of products sold and/or services performed and a description of the material effects of government regulations on PerceiveMD, identifying the regulatory body. Refer to Item 4.B of Form
      20-F.
Adastra Holdings Ltd. - Report of Independent Registered Public Accounting Firm , page F-3

4. In your next amendment, please have your auditor update the consent on its audit opinions for Adastra Holdings Ltd.
        You may contact Christie Wong at (202) 551-3684 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at
(202) 551-
2544 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Forbes
                                                             Division of
Corporation Finance
Comapany NameAdastra Holdings Ltd.
                                                             Office of Life
Sciences
March 2, 2022 Page 2
cc:       Cam McTavish
FirstName LastName